

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2017

Via E-mail
Hideo Tanimoto
Representative Director and President
Kyocera Corporation
6, Takeda Tobadono-cho, Fushimi-ku
Kyoto 612-8501, Japan

> **Re: Kyocera Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2017**
> **Filed June 28, 2017**
> **File No. 1-07952**

Dear Mr. Tanimoto:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You told us in your letter dated September 19, 2014 that you engaged in transactions with, and expected to continue selling your products into, Syria. We also note that on your global website you continue to list both Alread for Office Equipment and Khawam Bros. as your distributors in that country. Syria is designated as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with Syria. Please provide us with information regarding any contacts with Syria since the referenced letter, whether through subsidiaries, distributors or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.

2. Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance